

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

May 25, 2011

VIA US MAIL AND FAX (562) 821-0275
Mr. Harald Weisshaupt
Chief Executive Officer
AuraSound, Inc.
11839 East Smith Avenue,
Santa Fe Springs, CA 90670

> **Re:** **AuraSound, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2010**
> **Filed September 28, 2010**
> **Form 10-Q/A for the Quarter Ended September 30, 2010**
> **Form 10-Q/A for the Quarter Ended December 31, 2010**
> **Form 10-Q for the Quarter Ended March 31, 2011**
> **File No. 0-51543**

Dear Mr. Weisshaupt:

We have reviewed your response letter dated April 29, 2011 and your filings and have the following comments. As noted in our letter dated December 27, 2010, we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q/A for the Quarter Ended September 30, 2010
Item 4. Controls and Procedures

1. We note that you did not provide a conclusion on the effectiveness of your disclosure controls and procedures in your Form 10-Q for the quarter ended September 30, 2010 as initially filed and as amended. Please amend your Form 10-Q/A to include your

assessment on disclosure controls and procedures for the quarter ended September 30, 2010.

Form 10-Q for the Quarter Ended March 31, 2011
Consolidated Statements of Cash Flows, page 3

2. We note your response to comment two from our letter dated March 21, 2011. Please supplementally provide us your calculations for the changes in operating assets and liabilities as reported in the Consolidated Statements of Cash Flows. In particular, we note significant discrepancies between the net changes in accounts receivable, inventory, and accounts payable between your year ended June 30, 2010 and the balance sheet date as of March 31, 2011. The discrepancies appear to roll forward from discrepancies in changes in operating assets and liabilities as reported in the Statements of Cash Flows as of September 30, 2010 and December 31, 2010. To help us understand the changes in operating assets and liabilities, please provide us with roll forwards for each of the following accounts, accounts receivables, inventories and accounts payable, in the following format:

> Accounts receivable
>
> Beginning balance at June 30, 2010 $ XXX
>
> > Increase due to: ASI acquisition
> >   Sales
> > Decrease due to: collections
>
> Balance at March 31, 2011 $XXXX

3. Please separately present the gross borrowings from and repayments of your credit line, instead of reporting them net.

Bank Debt, page 11

4. Please expand your disclosure to include the terms of your financial covenants and state whether you are in compliance as of the balance sheet date. Since you are based in California and the majority of your sales are in the United States and appear to be denominated in US dollars, please disclose herein and in your MD&A your business reasons for establishing a line of credit with Bank SinoPac, a Chinese bank, instead of a US bank, when your collateral is largely comprised of US dollar- denominated receivables.

Major Customers and Major Vendors, page 13

5. Tell us your primary vendor's payment terms and when your accounts payable is due.

<u>Overview, page 14</u>
<u>Results of Operations, page 15</u>

6. We note that the majority of your sales are in the United States, and that the recent increase in sales was the result of improved relationships with existing customers that resulted in a significant increase in revenue per customer, new product design, and the acquisition of ASI Holdings Limited. However, we also note your prior disclosures as follows:

- on page 17 of your 2010 Form 10-K, you stated that historically, approximately 89% of your net sales were made to customers outside the United States and approximately 80% of ASI's sales are made in the United States, and that you believe that international sales will continue to represent a significant portion of your revenues.
- in Notes 9 and 11 of ASI's audited 2009 pre-acquisition financial statements, ASI disclosed that it had one major customer which accounted for 78% of its sales and that its operations in Hong Kong are subject to specific considerations and significant risks not typically associated with companies in the North America and Western Europe. Since ASI's functional currency is the Hong Kong dollar, it appears that the sales are based in Hong Kong.

Please clarify inconsistencies in your disclosures as to whether ASI's sales are mostly based in Hong Kong or the United States. Additionally, if most of the sales increase could be attributed to Aurasound's improved relationships with existing customers and to the ASI acquisition, it would appear that most of your sales were made to customers outside the United States, instead of in the United States as disclosed in your filing. Due to your significant customer concentration, please disclose the names of the three customers that account for the majority of your revenue, their respective receivable balances, their typical payment terms and their rights of return. Further, disclose whether these customer are OEMs or distributors. Additionally, please identify the particular brands and product lines that contributed to your sales increase.

Please file all correspondence over EDGAR. You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director